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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                              -----------------

                                  SCHEDULE 13D

                   Under the Securities Exchange Act of 1934


                             Boole & Babbage, Inc.
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                              (Name of the Issuer)


                    Common Stock, par value $0.001 per share
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                         (Title of Class of Securities)


                                   098586100
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                                 (CUSIP Number)

                               M. Brinkley Morse
                             c/o BMC Software, Inc.
                              2101 CityWest Blvd.
                              Houston, Texas 77042
                                  713/918-8800
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                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)


                                October 31, 1998
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            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1 (b)(3) or (4), check the following box [ ].
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
----------------------------------------------------------------------------------------------------
1        NAMES OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                          BMC Software, Inc.
----------------------------------------------------------------------------------------------------

2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP   (a)
                                                            (b) x
----------------------------------------------------------------------------------------------------

3        SEC USE ONLY
----------------------------------------------------------------------------------------------------

4        SOURCE OF FUNDS

                          OO
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5        CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS                [ ]
         REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
----------------------------------------------------------------------------------------------------

6        CITIZENSHIP OR PLACE OF ORGANIZATION

                          State of Delaware
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  NUMBER         7        SOLE VOTING POWER
    OF                    None
  SHARES
BENEFICIALLY     8        SHARED VOTING POWER
   OWNED                  2,747,935 (see Item 5(a))
    BY
   EACH          9        SOLE DISPOSITIVE POWER
 REPORTING                None
  PERSON
   WITH          10       SHARED DISPOSITIVE POWER
                          None

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         2,747, 935
         -------------------------------------------------------------------------------------------
12       CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES                                                              [ ]
----------------------------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         9.93%
         -------------------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON
         CO
         -------------------------------------------------------------------------------------------

         EXPLANATORY NOTE:
                 As a result of executing the voting agreements dated as of October 31, 1998, a form of which is filed herewith as Exhibit 3 and is incorporated herein by reference (the "Voting Agreements") with BMC Software, Inc. ("BMC"), Johannes S. Bruggeling, Raymond E. Cairns, Franklin P. Johnson, Jr., Terry R. McGowan, Paul E. Newton, David B. Wright, James E.C. Black, Richard A. Harrit, Arthur F. Knapp, Jr., Saverio Merlo, Catherine H. Johnson and Asset Management Partners, L.P. (holders of an aggregate of 2,747,935 shares of common stock of the Issuer) (the "Stockholders") and BMC may be deemed, for the purposes of Section 13(d) of the Securities Exchange Act of 1934 (the "Exchange Act"), to have formed a "group."

ITEM 1.  SECURITY AND ISSUER.

         This Statement on Schedule 13D relates to shares of Common Stock, $0.001 par value per share (the "Shares") of Boole & Babbage, Inc., a Delaware corporation (the "Issuer"). The address of the principal executive offices of the Issuer is 3131 Zanker Road, San Jose, California 95134.

ITEM 2.  IDENTITY AND BACKGROUND.

         BMC is a Delaware corporation with its principal business offices located at 2101 CityWest Blvd., Houston, TX 77042.

         (d) and (e). During the last five years, BMC has not been (i) convicted in a criminal proceeding or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         Pursuant to the Voting Agreements, BMC has been granted a proxy by each of the Stockholders to vote in favor of the transactions contemplated by the Merger Agreement (as defined below). Execution and delivery of the Voting Agreements was a condition to the execution of the Merger Agreement.

ITEM 4.  PURPOSE OF TRANSACTION.

         On October 31, 1998, each of the Stockholders entered into a Voting Agreement. Pursuant to the terms of the Voting Agreement, each Stockholder has agreed to vote in favor of the Merger Agreement (as defined herein) and the Merger (as defined herein) and has agreed to appoint BMC as his attorney and proxy for such purpose.

         The purpose of the transactions under the Voting Agreements is to enable BMC and the Issuer to consummate the transactions contemplated under the Agreement and Plan of Reorganization (the "Merger Agreement") dated as of October 31, 1998 by and among BMC, Ranger Acquisition Corp. ("Merger Sub") and the Issuer. Pursuant to the terms of the Merger Agreement and the related Agreement and Plan of Merger, Merger Sub will merge (the "Merger") with and into the Issuer, and the Issuer will be the surviving corporation.

         Except as otherwise set forth in the Merger Agreement and the Voting Agreement, BMC has no present plans or proposals which relate to or would result in (i) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer; (ii) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (iii) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (iv) any change in the present Board of Directors or management of the Issuer; (v) any material change in the present capitalization or dividend policy of the Issuer;
(vi) any other material change in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition or control of the Issuer by any person; (viii) causing the Shares to cease to be authorized to be quoted on the Nasdaq National Market; (ix) the Shares becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act; or (x) any action similar to any of those actions set forth in this Paragraph.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

         (a) and (b). BMC may be deemed to beneficially own 2,747,935 Shares and has shared voting power with respect to such shares. Pursuant to the terms of the Voting Agreements, each of the Stockholders has agreed to vote, at any meeting of the Issuer's stockholders or any adjournment or postponement thereof or pursuant to any consent in lieu of a meeting, in favor of the Merger Agreement and the Merger. In addition, each of the Stockholders has agreed to appoint BMC as its attorney and proxy for such purpose.

         (c). No transactions in the Shares have been effected during the past 60 days by BMC.

         (d). The right to receive dividends with respect to the Shares to which this Schedule 13D relates, and the power to direct the receipt of dividends from, or the proceeds of the sale of, such Shares held by each Stockholder are held by such respective Stockholder.

         (e).  Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

         See Items 3 and 4 hereof.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

         1. Agreement and Plan of Reorganization dated as of October 31, 1998, by and among BMC, Ranger Acquisition Corp. and the Issuer

         2. Stock Option Agreement dated as of October 31, 1998, by and between BMC and the Issuer

         3.  Form of Voting Agreement.

                                   SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                       BMC SOFTWARE, INC.


                                       By:  /s/ M. Brinkley Morse
                                          -------------------------------
                                       Name:    M. Brinkley Morse
                                       Title:   Senior Vice President


Date:  November 6, 1998





         The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of this filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

         ATTENTION: INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL VIOLATIONS

                              (SEE 18 U.S.C. 1001)
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                               INDEX TO EXHIBITS

EXHIBIT
NUMBER            DESCRIPTION
-------           -----------
99.1     Agreement and Plan of Reorganization dated as of October 31, 1998, by and among
         BMC, Ranger Acquisition Corp. and the Issuer
99.2     Stock Option Agreement dated as of October 31, 1998, by and between BMC and the
         Issuer
99.3     Form of Voting Agreement.